SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 ____________________
SCHEDULE 13G (RULE 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b) ____________________
(Amendment No. 12)*

The Estée Lauder Companies Inc.
(Name of Issuer)
Class A Common Stock, par value $.01 per share	518439 10 4
(Title of class of securities)	(CUSIP number)

December 31, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐      Rule 13d-1(b)

☐      Rule 13d-1(c)

☒ Rule 13d-1(d)

____________________

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on Following Pages Page 1 of 8 Pages Exhibit Index Appears on Page 7

CUSIP No.	518439 10 4	13G	Page 2 of 8 Pages

1	NAME OF REPORTING PERSONS:	Joel S. Ehrenkranz
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:*	(a) [_] (b) ☒
3			SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION:	United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER:	0
	6	SHARED VOTING POWER:	48,588,296 (see Item 4)
	7	SOLE DISPOSITIVE POWER:	0
	8	SHARED DISPOSITIVE POWER:	48,588,296 (see Item 4)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:	48,588,296 (see Item 4)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:	[_]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):	29.5% (see Item 4)
12		TYPE OF REPORTING PERSON:	IN

Item 1.	Identity of Issuer
(a)	The name of the issuer is The Estée Lauder Companies Inc. (the “Issuer”).
(b)	The address of the Issuer’s principal executive office is 767 Fifth Avenue, New York, New York 10153.

Item 2.	Identity of Person Filing
(a) - (c)

This report is being filed by Joel S. Ehrenkranz with a business address of 375 Park Avenue, New York, New York 10152 (the “Reporting Person”). The Reporting Person is a citizen of the United States of America.

(d) - (e)	This report covers the Issuer’s Class A Common Stock, par value $.01 per share (the “Class A Common Stock”). The CUSIP number of the Class A Common Stock is 518439 10 4.

Item 3.

Not Applicable.

Item 4.	Ownership
(a)

As of December 31, 2008, the Reporting Person beneficially owned 48,588,296 shares of Class A Common Stock as follows: (i) 1,914,608 shares of Class B Common Stock, par value $.01 per share, of the Issuer (the “Class B Common Stock”) owned indirectly as a co-trustee of the 1992 GRAT Remainder Trust f/b/o William Lauder (the “WPL Remainder Trust”), which owned the shares directly; (ii) 1,343,846 shares of Class B Common Stock owned indirectly as co-trustee of the 1992 GRAT Remainder Trust f/b/o Gary Lauder (the “GML Remainder Trust”), which owned the shares directly; and (iii) 2,624,302 shares of Class A Common Stock and 42,705,540 shares of Class B Common Stock owned indirectly as co-trustee of the LAL 2008 Marital Trust (the “LAL 2008 Trust”) and as a director of LAL Family Corporation (“LALFC”) (The LAL 2008 Trust is the majority stockholder of LALFC, which is the sole general partner of LAL Family Partners L.P. (“LALFP”), which owned the shares directly). The Reporting Person disclaims beneficial ownership of all such shares.

(b)

Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock and is automatically converted into one share of Class A Common Stock upon transfer to a person who is not a Permitted Transferee, as that term is defined in the Issuer’s Restated Certificate of Incorporation. Assuming conversion of all such shares of Class B Common Stock beneficially owned by the Reporting Person, the Reporting Person would beneficially own

Page 3 of 8 Pages

48,588,296 shares of Class A Common Stock, which would constitute 29.5% of the number of shares of Class A Common Stock outstanding.

Each share of Class A Common Stock entitles the holder to one vote on each matter submitted to a vote of the Issuer’s stockholders and each share of Class B Common Stock entitles the holder to ten votes on each such matter, including the election of directors of the Issuer. Assuming no conversion of any of the outstanding shares of Class B Common Stock, the 2,624,302 shares of Class A Common Stock and the 45,963,994 shares of Class B Common Stock for which the Reporting Person has voting power constitute 51.4% of the aggregate voting power of the Issuer.

(c)

The responses of the Reporting Person to Rows (5) through (8) of the cover pages of this Schedule 13G are incorporated herein by reference. The Reporting Person shares voting and dispositive power (i) with William P. Lauder and Gary M. Lauder, as co-trustees of the WPL Remainder Trust, with respect to the 1,914,608 shares of Class B Common Stock directly owned by the WPL Remainder Trust, (ii) with William P. Lauder and Gary M. Lauder, as co-trustees of the GML Remainder Trust, with respect to the 1,343,846 shares of Class B Common Stock directly owned by the GML Remainder Trust, and (iii) with George W. Schiele (“GWS”), as co-trustees of the LAL 2008 Trust and as directors of LALFC, with respect to the 2,624,302 shares of Class A Common Stock and the 42,705,540 shares of Class B Common Stock directly owned by LALFP.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Beneficiaries of the WPL Remainder Trust and the GML Remainder Trust do not have the right to, but may receive (at the discretion of the Reporting Person), dividends from, or the proceeds from the sale of, the shares of Class B Common Stock owned by their respective trust. The beneficiaries of the LAL 2008 Trust (i.e., Leonard A. Lauder, his spouse and his descendants), the stockholders of LALFC (i.e., LAL 2008 Trust, William P. Lauder, and Gary M. Lauder), and the partners of LALFP (including the LAL 2008 Trust, William P. Lauder, and Gary M. Lauder) do not have the right to, but may receive (at the discretion of GWS and the Reporting Person), dividends from, or the proceeds from the sale of, the shares of Class A Common Stock and Class B Common Stock owned by LALFP.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable.

Page 4 of 8 Pages

Item 8.	Identification and Classification of Members of the Group

The Reporting Person is a party to a Stockholders’ Agreement (the “Stockholders’ Agreement”), dated November 22, 1995, as amended, among the parties listed on Exhibit A attached hereto. The stockholders who are parties to the Stockholders’ Agreement have agreed to vote in favor of the election of Leonard A. Lauder and Ronald S. Lauder and one designee of each as directors of the Issuer. The Stockholders’ Agreement also contains certain limitations on the transfer of shares of Class A Common Stock. Each stockholder who is a party to the Stockholders’ Agreement has agreed to grant to the other parties a right of first offer to purchase shares of Class A Common Stock of the stockholder in the event the stockholder intends to sell to a person (or group of persons) who is not a Lauder Family Member, as defined therein, except in certain circumstances, such as sales in a widely distributed underwritten public offering or sales made in compliance with Rule 144.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

Not Applicable.

Page 5 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2009	By:	/s/ Joel S. Ehrenkranz

Joel S. Ehrenkranz

Page 6 of 8 Pages

EXHIBIT INDEX

Exhibit A	—	List of Parties to the Stockholders’ Agreement

Page 7 of 8 Pages

EXHIBIT A

List of Parties to the Stockholders’ Agreement

Leonard A. Lauder, (a) individually and (b) as Trustee of The Estée Lauder 2002 Trust

Ronald S. Lauder, (a) individually, (b) as Trustee of The Descendents of Ronald S. Lauder 1966 Trust and (c) as Trustee of The Estée Lauder 2002 Trust

William P. Lauder, (a) individually, (b) as Trustee of the 1992 GRAT Remainder Trust f/b/o William Lauder and (c) as Trustee of the 1992 GRAT Remainder Trust f/b/o Gary Lauder

Gary M. Lauder, (a) individually, (b) as Trustee of the 1992 GRAT Remainder Trust f/b/o William Lauder, (c) as Trustee of the 1992 GRAT Remainder Trust f/b/o Gary Lauder, (d) as custodian under the New York Uniform Transfers to Minors Act for the benefit of Danielle Lauder, (e) as custodian under the New York Uniform Transfers to Minors Act for the benefit of Rachel Lauder and (f) as Trustee of the Gary M. Lauder Revocable Trust u/a/d as of August 10, 2000, Gary M. Lauder, Settlor

LAL Family Partners L.P.

Joel S. Ehrenkranz, (a) as Trustee of the 1992 GRAT Remainder Trust f/b/o William Lauder and (b) as Trustee of the 1992 GRAT Remainder Trust f/b/o Gary Lauder

Richard D. Parsons, (a) as Trustee of the Trust f/b/o Aerin Lauder and Jane Lauder u/a/d December 15, 1976, created by Estée Lauder and Joseph H. Lauder, as Grantors, (b) as Trustee of the Trust f/b/o Aerin Lauder and Jane Lauder u/a/d December 15, 1976, created by Ronald S. Lauder, as Grantor, (c) as Trustee of the Aerin Lauder Zinterhofer 2000 Revocable Trust u/a/d April 24, 2000, Aerin Lauder Zinterhofer, as Grantor, (d) as Trustee of the Aerin Lauder Zinterhofer 2004 GRAT and (e) as Trustee of the Jane A. Lauder 2003 Revocable Trust u/a/d November 6, 2003, Jane A. Lauder, as Grantor.

Ira T. Wender, as Trustee of The Estée Lauder 2002 Trust

The Estée Lauder Companies Inc.

The Ronald S. Lauder Foundation

The Rockefeller Trust Company (Delaware) as Trustee of the Aerin Lauder Zinterhofer 2004 GRAT

Aerin Lauder Zinterhofer, as Trustee of the Aerin Lauder Zinterhofer 2008 Grantor Retained Annuity Trust

Page 8 of 8 Pages